INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 9, 2017

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the RAISE™ Core Tactical Fund (formerly, Kaizen Hedged Premium Spreads Fund).

Ladies and Gentlemen:

This letter is in response to the additional comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 9, 2017, regarding Post-Effective Amendment No. 129 to the Registrant’s registration statement filed on Form N-1A with respect to the RAISE™ Core Tactical Fund (formerly, the Kaizen Hedged Premium Spreads Fund) (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

GENERAL

1.	Please update the series identifier on EDGAR prior to filing the next Post-Effective Amendment for the Fund.

Response: The Registrant has updated the series identifier on EDGAR as requested.

PROSPECTUS

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Risks of Investing

2.
In your response letter dated November 7, 2017 the third sentence under “Interest rate risk” was modified to state “[f]or example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates, the price of a security with a ten-year duration would be expected to drop by approximately 10% in response to a 1% increase in interest rates, and the price of a security with a 20-year duration would be expected to drop by approximately 20% in response to a 1% increase in interest rates.” Consider revising the sentence to show only one example that reflects the expected duration of a security in which the Fund could invest.

Response: The Registrant has modified the sentence as follows:

For example, the price of a security with a ~~three-year~~ seven-year duration would be expected to drop by approximately ~~3~~7% in response to a 1% increase in interest rates~~, the price of a security with a ten-year duration would be expected to drop by approximately 10% in response to a 1% increase in interest rates, and the price of a security with a 20-year duration would be expected to drop by approximately 20% in response to a 1% increase in interest rates~~.

3.	Please add the example to the “Interest Rate Risk” factor in the Fund’s Summary Section.

Response: The Registrant has added the sentence indicated in the response to Comment #2 above to the “Interest Rate Risk” factor in the Fund’s Summary Section as requested.

* * * * *

Please contact the undersigned at (626) 385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ DIANE J. DRAKE
Diane J. Drake
Secretary
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